SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

MAP VI Acquisition, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE$0.0001 PER SHARE

(Title of Class of Securities)

(CUSIP Number)

Richard Friedman, Esq., 61 Broadway, 32nd Floor: New York New York 10006; (212) 930-9700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 4, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

Note:  Schedules  filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*  The  remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934  ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see  the Notes).

(Continued on following pages)

1	NAME OF REPORTING PERSONS FJL Enterprises I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 22-3660854
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States/ New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,166,668
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,166,668
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,166,668
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.15%
14	TYPE OF REPORTING PERSON* CO

1	NAME OF REPORTING PERSONS Frank Lazauskas I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,266,668
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,266,668
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,266,668
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.05%
14	TYPE OF REPORTING PERSON* IN

Item 1.  Security and Issuer.

This statement relates to the Common Stock, par value $.0001 per share (the “Common Stock”), of Map VI Acquisition, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 401 Shippan Avenue, Stamford, CT 06902.

Item 2. Identity and Background.

This statement is being filed by FJL Enterprises, Inc., a New Jersey corporation (“FJL”) whose business address is 109 Briar Way, Neshanic Staion, NJ 08853 and Mr. Frank Lazauskas.  Mr. Lazauskas is the sole shareholder of FJL.

During the past five years, except as described herein, neither FJL nor Mr. Lazauskas has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mr. Lazauskas is currently a party to an action brought against him and three others (the “Guarantors”) who personally guaranteed a loan from BC Media Funding Company II (“BC”) to BTR.  On October 31, 2008, a judgment was entered in favor of BC and the Guarantors have filed a timely appeal.  Mr. Lazauskas is a citizen of the United States and FJL was incorporated in the United States in the state of New Jersey.

Item 3. Source and Amount of Funds or Other Consideration.

On February 4, 2009, BusinessTalkRadio.Net, Inc. (“BTR”), a Delaware Company, the Issuer, and BusinessTalkRadio.Net, Inc. Acquisition Corp., the Issuer’s wholly owned subsidiary entered into a Agreement and Plan of Merger whereby all of the shares of BTR were exchanged for all of the issued and outstanding shares of common stock of the Issuer.  FJL and Mr. Lazauskas were shareholders of BTR and in exchange for their shares of BTR, FJL received 5,66,668 shares and Mr. Lazauskas received 1,800,000 sharesof the Issuer.  In addition, TNJ Enterprises, Inc. received 300,000 shares.  Mr. Lazauskas holds sole investment and dispositive power over the shares of TNJ Enterprises, Inc. as well as the shares of FJL.  No part of the purchase price paid by FJL or Mr. Lazauskas was borrowed or otherwise obtained for the purpose of acquiring the securities of the Issuer.

Item 4. Purpose of Transaction.

All Map VI Acquisition, Inc. securities owned by FJL Enterprises, Inc. and Mr. Lazauskas have been acquired for investment purposes only.  Except as set forth above, neither FJL Enterprises, Inc. nor Mr. Lazauskas has any present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.  FJL and Mr. Lazauskas may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

As of February 4, 2009, FJL beneficially owned 5,166,668 shares or 7.15% of the Issuer’s common stock.  Mr. Lazauskas, as the sole stockholder and chief executive officer of FJL, has the sole power to vote or dispose of all of its shares.  Mr. Lazauskas beneficially owns 7,266,668 shares of common stock of the Issuer.  Mr. Lazauskas holds 1,800,000 shares of the Issuer’s common stock directly, and holds solve investment and dispositive power over 5,166,668 shares of the Issuer’s common stock held by FJL and 300,000 shares of the Issuer’s common stock held by TNJ Enterprises, Inc.

In the sixty days prior to February 4, 2009, the date of the event requiring the filing of this statement, FJL Enterprises, Inc. did not engage in any transactions involving Map VI Acquisition, Inc. common stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between FJL, Frank Lazauskas and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

Exhibit 99.1                  Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

FJL Enterprises, Inc.

February 17, 2009	By:	/s/ Frank Lazauskas
Name: Frank Lazauskas
Title: President

February 17, 2009	/s/ Frank Lazauskas
Frank Lazauskas